Exhibit 1

FOR IMMEDIATE RELEASE	2 FEBRUARY 2015

WPP PLC (“WPP”)

Voting rights and Capital 30 January 2015

WPP confirms that its capital consists of 1,325,747,724 ordinary shares with voting rights.

WPP holds 10,656,019 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,315,091,705 shares.

The figure 1,315,091,705 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

END

Contact:

Feona McEwan, WPP London +44(0) 207 408 2204